UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Sec. 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2003

Dana Corporation

(Exact name of registrant as specified in its charter)

Virginia	1-1063	34-4361040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4500 Dorr Street, Toledo, Ohio	43615
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 535-4500

Item 5. Other Events and Regulation FD Disclosure.

During a presentation on January 9, 2003, at The Detroit Auto Conference 2003 in Dearborn, Michigan, sponsored by the Automotive Analysts of New York, Dana Corporation's Chief Executive Officer, Joseph Magliochetti, and Chief Financial Officer, Robert Richter, intend to present the following information about the company:

- Dana is currently forecasting light vehicle build rates in 2003 of 15.8 to 16.2 million units in North America, with a slight increase expected in non-North American production. The company expects a heavy truck build of 175,000 to 180,000 units in North America in 2003.

- As previously indicated in the third quarter conference call, Dana expects that its consolidated sales for 2002 will be approximately $10.3 billion and its net operating profit after tax will be approximately $170 million. Net operating profit after tax excludes special items, such as restructuring charges, divestiture gains and losses and the accounting change due to FAS 142. The full year 2002 results have not been finalized and are subject to audit by the company's independent accountants.

- In connection with its restructuring plan announced in October 2001, Dana has incurred total after-tax costs of approximately $445 million. No significant additional charges are expected in 2003. As part of the restructuring program, Dana has announced 39 plant closures (28 of which were completed by the end of 2002) and reduced its permanent workforce in total by 13% (with a further 3% reduction anticipated in connection with the plant closures that have been announced but not yet completed). An additional workforce reduction of 4% occurred in 2002 due to the sale of the company's FTE businesses, which was not part of the October 2001 restructuring plan.

- In 2002, Dana sold a number of businesses and assets of its subsidiary, Dana Credit Corporation (DCC). At December 31, 2002, DCC had total portfolio assets of approximately $1.7 billion, as compared to $2.2 billion at December 31, 2001. While Dana will continue to pursue the sale of many of the remaining DCC assets in 2003, the company plans to retain approximately $900 million in assets that are Dana-related or which do not make economic sense to sell currently for tax and other reasons. Dana expects the remaining assets will generate sufficient cash to service DCC's debt portfolio over the next several years.

- At December 31, 2002, Dana had no outstanding borrowings against its 364-day and five-year revolving credit facilities or its $400 million accounts receivable securitization program.

- Based on its current outlook for the company's markets, Dana presently expects net income for 2003 to be in the range of $180 million to $200 million, which compares to approximately $145 million in 2002 after adjusting for the

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operating results of divested operations, pro forma lower interest cost on debt repaid with divestiture proceeds and the effect of special items (including restructuring charges, divestiture gains and losses and the accounting change due to FAS 142).

- If Dana's sources of cash in 2003 were to include net income of $180 million (the low end of the indicated range), depreciation of $350 million and a reduction in working capital of $200 million, and if capital expenditures were $350 million and dividend payments were $5 million, then the company would expect to have $375 million in free cash flow available in 2003 to fund the remaining obligations associated with the October 2001 restructuring program (currently anticipated to be $100 to $150 million) and to reduce debt.

Certain of the foregoing statements (including forecasts, estimates and expectations) constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve assumptions, uncertainties, and risks, and Dana's actual results, performance, or achievements may differ materially from those expressed or implied in these statements. Among the factors that could affect Dana's actual results are the impact of national and international economic conditions (including additional adverse effects from terrorism or hostilities) on production and sales by the company and its vehicular customers and changes in the company's relationships with its major customers or in the timing, size and continuation of their programs. Dana's full year 2002 results have not been finalized and are subject to audit by the company's independent accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

| | Dana Corporation |
| | (Registrant) |

Date: January 9, 2003	By: /s/ Michael L. DeBacker
	Michael L. DeBacker
	Vice President, General Counsel and Secretary

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